Exhibit 99.1

STONECO LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held April 23, 2024

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “AGM”) of StoneCo Ltd. (the “Company”) will be held at the offices of the Company at Block 12D Parcel 33 and 95, 18 Forum Lane, Camana Bay, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands on April 23, 2024, at 11:00 a.m. Cayman Islands time (GMT-5).

AGENDA

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	As an ordinary resolution, that the Company’s financial statements for the fiscal year ended December 31, 2023 be confirmed, ratified and approved.

2.	As an ordinary resolution, that the reelection of Luciana Ibiapina Lira Aguiar, as a director of the Company, to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Second Amended and Restated Memorandum and Articles of Association of the Company (the “Articles”), be approved.

3.	As an ordinary resolution, that the reelection of Diego Fresco Gutiérrez, as a director of the Company, to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Articles, be approved.

4.	As an ordinary resolution, that the reelection of Mauricio Luis Luchetti, as a director of the Company, to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Articles, be approved.

5.	As an ordinary resolution, that the reelection of Thiago dos Santos Piau, as a director of the Company, to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Articles, be approved.

6.	As an ordinary resolution, that the reelection of Silvio José Morais, as a director of the Company, to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Articles, be approved.

7.	As an ordinary resolution, that the election of Gilberto Caldart, as a director of the Company, to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Articles, be approved.

8.	As an ordinary resolution, that the election of José Alexandre Scheinkman, as a director of the Company, to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Articles, be approved.

The AGM will also serve as an opportunity for shareholders to discuss Company affairs with management.

The Board of Directors of the Company (the “Board”) has fixed the close of business on March 14, 2024, as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

Shareholders may obtain a copy of the Articles currently in effect, free of charge, from the Investor Relations section of the Company’s website at https://investors.stone.co/ or by contacting the Company’s Investor Relations Department by email at investors@stone.co.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company.

Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the enclosed personalized proxy card attached to this notice.

By Order of the Board of Directors

s/ André Street de Aguiar

Name: André Street de Aguiar

Title: Chairman of the Board of Directors

Dated: March 21, 2024

Registered Office:

c/o Harneys Fiduciary (Cayman) Limited

Fourth Floor, Harbour Place

103 South Church Street, PO Box 10240

Grand Cayman KY1-1002

Cayman Islands